UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

 Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on July 13, 2020

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

              MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

July 13, 2020, at 6:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams and conference call.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias.

Agenda and Decisions:

After analyzing and discussing, the members of the Board of Directors unanimously resolved, in accordance with Article 28 (p) of the Company bylaws:

(I)	to authorize the issuance and placement of notes in the international market denominated Notes, to be issued by Ultrapar International S.A., subsidiary of the Company headquartered in Luxembourg (“Ultrapar International”), through the reopening of the issuance of Notes made by Ultrapar International in 2019 (“Retap”), according to the issuance indenture dated June 6, 2019, with a 5.25% interest rate (five and twenty-five hundredths percent) per year, with maturity in June 6, 2029, of up to US$500,000,000.00 (five hundred million U.S. dollars) (“Indenture”, “2029 Notes” and “Issuance”). The full amount of the new issuance of 2029 Notes, within the scope of the Retap, is of up to US$350,000,000.00 (three hundred and fifty million U.S. dollars) (“Additional Notes”). The Additional Notes will be subject to the same terms and conditions applicable to the other 2029 Notes, in accordance with the Indenture, including interest rates and maturity dates laid down. Further Retap and Additional Notes characteristics will be duly described in documents related to the Retap, including the Supplemental Indenture to be celebrated between the parties involved with the Issuance. The Additional Notes will be offered to the international market, with qualified institutional investors, resident and domiciled in the United States of America, based on the regulation issued by the U.S. Securities and Exchange Commission, specially Rule 144A, and to certain investors outside the United States of America and Brazil in compliance with Regulation S under the Securities Act;

(II)	to authorize the provision of an unconditional, irrevocable and comprehensive guarantee by the Company and by Ipiranga Produtos de Petróleo S.A. (“IPP”), a Company’s wholly owned subsidiary, of the obligations related to the Additional Notes, according to the Supplemental Indenture;

(III)	to authorize the management of the Company, Ultrapar International and IPP, to negotiate, approve and execute all documents and any amendments thereto and perform all acts necessary for the implementation of the resolutions mentioned in items (i) and (ii) above, including (a) the negotiation, approval and execution of the Supplemental Indenture and the Purchase Agreement; (b) the approval of the Offering Memorandum; (c) the hiring of hedge and internalization mechanisms of the amount of the Additional Notes; and (d) the negotiation and hiring of (d.1) financial institutions to intermediate and coordinate the Retap and the placement of Additional Notes; and (d.2) other services providers to execute the Retap and the Additional Notes, among other, as well as negotiate and execute its contracts and set their fees;

(IV)	to ratify all the measures taken by the management of the Company, Ultrapar International and IPP in relation to the resolutions above.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Pedro Wongtschowski - Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2020

ULTRAPAR HOLDINGS INC.
	By:	/s/ Andre Pires de Oliveira Dias
	Name:	Andre Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on July 13, 2020)